

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2024

Jinchun Cheng
Chief Executive Officer
Xinxu Copper Industry Technology Ltd
2188 Nanci First Road
Anhui Xinwu Economic Development Zone
Wanzhi District, Wuhu City
Anhui Province, China 241100

> **Re: Xinxu Copper Industry Technology Ltd**
> **Amendment No. 5 to**
> **Draft Registration Statement on Form F-1**
> **Submitted January 26, 2024**
> **CIK No. 0001875994**

Dear Jinchun Cheng:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 25, 2023 letter.

Amendment No. 5 to Draft Registration Statement on Form F-1

The rules and regulations in China can change quickly with little advance notice..., page 24

1. We note your response to prior comment 9 and reissue as it relates to your disclosure in this section. Please revise to restore the paragraphs discussing the general uncertainty regarding PRC governmental regulation of overseas listings.

<u>Change in Registrant's Certifying Accountant, page 152</u>

2.   Although you disclose in the first paragraph that your former auditor was dismissed on October 12, 2023, you also make references to a subsequent interim period ending October 5, 2023. Please explain to us the reason for this difference and revise your disclosures as necessary to clarify the dismissal date.

<u>Note 29 - Condensed Financial Information of the Parent Company, page F-31</u>

3.   Please revise your disclosures to include condensed statements of cash flows as required by Rule 12-04(a) of Regulation S-X.

Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing